SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 3rd January, 2005, for the month of December, 2004

TELENOR ASA

(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No : ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

08.12.04 09:34 TEL PANNON GSM HAS ACQUIRED A 3G LICENSE IN HUNGARY

Telenor`s mobile arm in Hungary, Pannon GSM (Pannon), has acquired one of the UMTS licences in Hungary, a `C` licence, for HUF 19 billion, equivalent to NOK 630 mill. The licence fee is payable with 5.5 billion HUF in 2004, and the remaining in three yearly installments.

Telenor`s mobile arm in Hungary, Pannon GSM (Pannon), has acquired one of the UMTS licences in Hungary, a `C` licence, for HUF 19 billion, equivalent to NOK 630 mill. The licence fee is payable with 5.5 billion HUF in 2004, and the remaining in three yearly installments.

`We expect much of the 3G-technology providing wireless broadband,` said Pannon`s CEO, Ove Fredheim, in a comment to the award. `It was very beneficial for us to get the `C` license with 1800-frequencies because it will improve the utilization of our existing GSM network and thereby reduce CAPEX,` said Mr. Fredheim.

The licence acquired by the company has neither content nor coverage requirements. Pannon GSM will build the network and launch services according to demands and customer- needs. The licence awarded, which is a `C` licence, contains two 15 MHz FDD and one 5 MHz TDD UMTS frequencies and 74 channels in the GSM 1800 frequency band.

The Telenor group has already launched 3G in Norway.

UMTS stands for one of the possible technology system the 3G services: Universal Mobile Telecommunications System. UMTS network are currently existing in Austria, Australia, Belgium, Denmark, United Arab Emirates, France, Finland, Greece, Norway, Sweden, Hong Kong, Ireland, Luxemburg, Germany, Italy, Portugal, Spain United Kingdom, New Zealand and Japan. Due to UMTS technology communication will be faster with more than 5 times, so we can enjoy videoclips, films, good quality internet speed and high speed other data download. The transfer speed of UMTS is 2 Mbit/s, while GPRS is providing the maximum of 115,5 Kbit/s.

15.12.04 10:24 TEL FINANCIAL REPORTING FROM TELENOR IN 2005

Telenor intends to presents its financial reports in 2005 and keep its General Assembly according to this plan:

Wednesday 16th February: results for the 4th quarter and year 2004 results.
Wednesday 27th April: results for the 1st quarter 2005. Capital Markets Day.
Friday 20th May: General Assembly.
Friday 22th July: results for the 2nd quarter 2005.
Thursday 27th October: results for the 3rd quarter 2005.

16.12.04 15:07 TEL BONUS SHARES TO EMPLOYEES

Telenor ASA has today made a private placing directed at employees of a total of 92,736 shares as part of a bonus program related to the share offer program for Telenor employees in 2003.

A total of 2,016 employees have been allotted 46 shares each. The number of outstanding shares subsequent to the share issue is 1,749,697,047.

28.12.04 08:08 TEL INCREASED OWNERSHIP IN GRAMEEN PHONE

Telenor has entered into an agreement with the US-based Gonofone Development Corporation to buy their entire 6.5 per cent stake in GrameenPhone. The purchase price is USD 37.2 million.

After completing the transaction, Telenor will have increased its stake to 62 per cent of the shares in GrameenPhone from the previous level of 55.5 per cent. The purchase price is USD 37.2 million. Gonofone is owned by a group of US private equity investors. Telenor entered the Bangladeshi mobile market in 1996 and established the mobile operator GrameenPhone with its partners Grameen Telecom of Bangladesh, US-based Gonofone, and Tokyo-based Marubeni Corporation. GrameenPhone launched its commercial mobile operation in March 1997, and soon became Bangladesh` leading mobile operator. The company surpassed two million subscribers in September 2004, and has an estimated market share of 62 per cent. Bangladesh has a population of more than 130 million and an estimated mobile penetration of two per cent as of the end of June 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
	By:	/s/ Torstein Moland Name: Torstein Moland (sign.) Title: CFO
Date: 3rd January, 2005